                                                                   EXHIBIT 12.1


                         AIRTOUCH COMMUNICATIONS, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                  9 Mos.        Year         Year          Year         Year          Year
(Dollars in millions)                              1995         1994         1993          1992         1991          1990
                                                  -------      -------      -------      -------       -------       -------
EARNINGS

Reported pre-tax income from                      $ 228.7      $ 206.4      $ 107.9      $  14.4       $  92.9       $ 101.7
  continuing operations
  Add back:
Minority interests in the income of
  consolidated wireless system                       26.2         16.3         46.4         45.5          45.2          38.1
  Equity in net losses, net of income, of less
    than fifty-percent-owned unconsolidated
    wireless systems                                 28.5         11.2         29.8         30.4          14.4           5.9
  Distributed income of less-than-
    fifty-percent-owned unconsolidated
    wireless systems                                  1.7          1.1          8.7          7.8           0.0           0.0
  Fixed charges included in reported
    pre-tax income                                   15.7         24.5         34.5         64.3          46.8          27.8
                                                  -------      -------      -------      -------       -------       -------
Total                                             $ 300.8      $ 259.5      $ 227.3      $ 162.4       $ 199.3       $ 173.5
                                                  -------      -------      -------      -------       -------       -------

FIXED CHARGES

Total interest on debt                            $  11.6      $  10.7      $  25.8      $  56.5       $  49.2       $  29.5
1/3 operating rental expense                         11.3         14.2         12.4         11.4           9.2           6.1
                                                  -------      -------      -------      -------       -------       -------
Total                                             $  22.9      $  24.9      $  38.2      $  67.9       $  58.4       $  35.6
                                                  -------      -------      -------      -------       -------       -------

RATIO OF EARNINGS TO
  FIXED CHARGES                                      13.1         10.4          6.0          2.4           3.4           4.9
                                                  =======      =======      =======      =======       =======       =======


Prior to April 1, 1994, the Company was an 86.1% owned subsidiary of Pacific Telesis Group ("Telesis"). As a subsidiary of Telesis, the Company met its funding requirements primarily through short-term borrowings and equity contributions from Telesis. During 1993, Telesis provided equity contributions of $1.179.8 million which the Company used to significantly reduce its indebtedness to Telesis. The Company's indebtedness to Telesis totaled $958.4 million, $0.3 million, and $0.0 million at December 31, 1992, 1993, and 1994, respectively.